FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of AUGUST 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News Release dated August 4, 2005

2.

News Release dated March 30, 2005

3.

Material Change Report dated August 11, 2005 (re: April 16/05 news release)

4.

Material Change Report dated August 11, 2005 (re: April 25/05 news release)

5.

Material Change Report dated August 11, 2005 (re: April 4/05 news release)

6.

Material Change Report dated August 11, 2005 (re: February 10/05 news release)

7.

Material Change Report dated August 11, 2005 (re: January 20/05 news release)

8.

Material Change Report dated August 11, 2005 (re: July 28/05 news release)

9.

Material Change Report dated August 11, 2005(re:December 13/04 news release)

10.

Material Change Report dated August 11, 2005 (re: June 23/05 news release)

11.

Material Change Report dated August 11, 2005 (re: June 29/05 news release)

12.

Material Change Report dated August 11, 2005 (re: March 11/05 news release)

13.

Material Change Report dated August 11, 2005 (re: July 5/05 news release)

14.

Material Change Report dated August 11, 2005 (re: March 23/05 news release)

15.

Material Change Report dated August 11, 2005 (re: May 13/05 news release)

16.

Material Change Report dated August 11, 2005 (re: May 24/05 news release)

17.

Material Change Report dated August 11, 2005 (re: May 2/05 news release)

18.

Material Change Report dated August 11, 2005 (re: May 18/05 news release)

19.

Material Change Report dated August 11, 2005 (re: March 30/05 news release)

20.

Material Change Report dated August 11, 2005 (re: August 4/05 news release)

21.

News Release dated August 17, 2005

22.

Material Change Report dated August 23, 2005 (re: August 17/05 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 22, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Molejon Trenching Continues to Encounter High Grade Gold

Vancouver, BC – August 4, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) today released another set of high grade trenching results, including assays of over 100 gr/t in the 244 area of the Main Zone, and said it expects that the upcoming drill program will add both ounces and grade to its published resource estimate.

Highlights from this round of trenching results:

•

Grades exceeding 100 gr/t Au obtained in the 244 Area of the Main Zone

•

244 Area completely mineralized with higher grade than previously indicated

•

51.50 meters @ 16.93 gr/t Au in 244 Area

•

99.00 meters @ 4.49 gr/t Au in Central Zone

•

31.45 meters @ 15.55 gr/t Au in Central Zone

•

65.50 meters @ 3.34 gr/t Au in NW Zone

•

13.30 meters @ 5.09 gr/t Au in Main Zone

Based on a 1995 report by SRK Consultants of Vancouver, BC (the “SRK Report”), the Molejon deposit contains 569,189 ounces of gold, consisting of probable resources of 5,032,870 tonnes at a grade of 2.81 gr/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 gr/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

The Company expanded the trenching program to Molejon’s Central and Main Zone after earlier success trenching the NW Zone (See Map on Web Site). The trenching program was initiated to generate a geological model for the high grade gold intersections encountered in the 1994-95 drill program.  Certain intersections from that drill program were difficult to interpret due to low core recoveries, or their occurrence in sludge samples taken while driving drill casing.

244 Area

The 244 Area is located in the Main Zone, and centered on a silicified hill approximately 45 meters in diameter at its base, 8 meters diameter the top, and 16 meters in height.

In 1994, Teck-Petaquilla collared a vertical drill hole (DDH-244) at the top of the hill, and intersected 29.60 meters of intense pervasive silica and Quartz Breccia. The hole was cased for the first 4.60 meters (sludge sampling returned up to 19 gr/t Au), with the interval 4.60 to 13.10 meters (57% core recovery) assayed 21.09 gr/t Au. These holes were drilled prior to the implementation of National Instrument 43-101 and the information is considered by the Company to be relevant and reliable. Assays were performed by TSL Laboratories of Saskatoon.

Contiguous channel sampling was completed along a section at the base of the hill, and a series of trenches were dug and sampled down the hill slope, with the object of confirming the gold grade potential indicated by DDH-244.

The results of the trenching confirm that the hill is completely mineralized, that the gold grade is higher than that suggested from the assays results of limited core recovery in the drill hole.  The trenching indicates that the mineralization extends beyond the hill, across the creek to the Northwest and up the adjoining hill to the Southeast.  (A 244 Area plan and sections will be posted on the Company’s website as soon as possible.)

244 Area Trench Results

(Sampling is contiguous in the trenches unless noted)

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-205	62.00	0.00 to 62.00	62.00 meters @ 12.97 gr/t Au
	including	0.00 to 30.00	30.00 meters @ 22.65 gr/t Au
TR-205A	27.40	0.00 to 27.40	27.04 meters @ 21.05 gr/t Au
	including	6.60 to 25.00	18.40 meters @ 29.94 gr/t Au
TR-205B	51.50	0.00 to 51.50	*51.50 meters @ 16.93 gr/t Au
	including	10.00 to 25.40	25.40 meters @ 28.32 gr/t Au
	with	11.0 to 12.50	1.50 meters @ 106.10 gr/t Au
		12.50 to 14.0	1.50 meters @ 101.31 gr/t Au
*NOTE 2 sections of the trench were not sampled because of poor accessibility (Creek Bed) A nominal gold assay of 0.00 gr/t was assigned to the intervals for the composite calculation.
TR-205C	12.00	0.00 to 12.00	12.00 meters @ 8.69 gr/t Au
TR- 205D	27.00	0.00 to 27.00	27.00 meters @ 8.95 gr/t Au
TR-140A	59.90	0.00 to 22.50	22.50 meters @ 6.95 gr/t Au
	including	7.50 to 18.00	18.00 meters @10.45 gr/t Au
TR-144C	12.10	0.00 to 12.10	12.10 meters @ 8.03 gr/t Au

Central Zone

Trenching was initiated along the projection of mineralization of the central zone to the surface.  Initial trenching was concentrated on an east-west trending ridge approximately 250 meters long and up to 16 meters in height.  The Central Zone ridge is situated 100 meters due north from the 244 Area.

Teck-Petaquilla drilled two vertical drill holes on the ridge in 1994, DDH-057 (45.0 meters @ 3.85 gr/t Au with 62% core recovery) and DDH-095 (20.50 meters @ 1.57 gr/t Au with 48% core recovery). These holes were drilled prior to the implementation of National Instrument 43-101 and the information is considered by the Company to be relevant and reliable. Assays were performed by TSL Laboratories of Saskatoon.

The trench results indicate strong continuity of mineralization, and a higher gold grade than the gold assays from the low recovery drill holes. The higher-grade mineralization encountered in the trenching suggests inclined drill holes could provide more representative gold assays for the mineralization of the ridge.

Because of these initial results, trenching will be expanded along strike on the ridge.

Central Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-135	26.00	0.00 to 26.00	26.00 meters @ 4.56 gr/t Au
TR-136	28.75	20.75 to 28.75	8.00 meters @ 2.56 gr/t Au
TR-136A	164.40	16.50 to 115.50	99.00 meters @ 4.49 gr/t Au
	including	66.00 to 70.50	4.50 meters @ 10.54 gr/t Au
		102.00 to 115.50	13.50 meters @ 18.07 gr/t Au
TR-147B	31.45	0.00 to 31.45	31.45 meters @ 15.55 gr/t Au
TR- 150A	67.50	9.00 to 19.50	10.00 meters @ 1.52 gr/t Au
		25.50 to 66.00	40.50 meters @ 1.45 gr/t Au

Northwest Zone

The current trenching program has exposed contiguous, insitu gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick.

Furthermore it should be noted that the Northwest Zone is located in a high relief area, and trenching is exposing the zone along hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip.

These reported trenches are within 20 meters of trench results previously released, and were placed to test continuity of the high grade mineralization that was intersected in the initial trenching. The results indicate that there is continuity along strike.

Northwest Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-123B	65.50	0.00 to 65.50	65.50 meters @ 3.34 gr/t Au
	including	0.00 to 18.00	18.00 meters @ 6.81 gr/t Au
		*18.00 to 65.50	47.40 meters @ 2.02 gr/t Au
* Note Results were previously released in Petaquilla June 05 News Release
TR-169	31.50	0.00 to 31.50	31.50 meters @ 9.14 gr/t Au
TR-171	12.10	0.00 to 12.10	12.10 meters @ 8.03 gr/t Au
	including	0.00 to 7.50	7.50 meters @ 11.77 gr/t Au
TG-172	13.55	0.00 to 13.50	13.55 meters @ 4.63 gr/t Au
	including	0.00 to 6.10	6.10 meters @ 6.98 gr/t Au
TR-178	22.50	0.00 to 22.50	22.50 meters @ 6.71 gr/t Au
	including	13.50 to 22.50	9.00 meters @ 16.34 gr/t Au

Main Zone

Initial trenching has been initiated to the south and east of the 244 Area, to test the main ridge on the Molejon project (approximately 80 meters above the valley floor).

Trenches exposed Quartz Breccia and pervasive silica alteration, very similar to that encountered in the Northwest Zone.  It is postulated that the Main Zone is trending parallel to the ridge, and is orientated so that it is dipping down the slope surface of the ridge.  The trench composite lengths are an indication of mineralization continuity and are not are reflection of the true width of the zone.

The highest gold grade composites found in the trenches (TR-145 and TR-146) are located at the same elevation as the 244 Area.

Main Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-141	31.50	0.00 to 31.50	31.50 meters @ 1.06 gr/t Au
TR-144	45.00	14.20 to 45.00	30.80 meters @ 1.99 gr/t Au
TR-144A	39.40	4.50 to 27.70	23.20 meters @ 1.62 gr/t Au
TR-144B	67.55	0.00 to 22.60	26.00 meters @ 1.06 gr/t Au
TR-145	21.30	0.00 to 21.30	21.30 meters @ 2.78 gr/t Au
TR-146	13.30	0.00 to 13.30	13.30 meters @ 5.09 gr/t Au
TR-150B	109.50	10.50 to 34.50	24.00 meters @ 1.44 gr/t Au
		54.00 to 109.50	56.00 meters @ 1.42 gr/t Au

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards, with a sample length of 1.5 meters or geological break, (excluding a few samples in overburden).  Preliminary sample preparation is done on site under the guidance of Dr. Juan Caelles and Global Discovery Lab in Vancouver (“GDL”).  A 500-gram sample is shipped to GDL’s Vancouver laboratory where final sample preparation is completed and a 1-ton Fire Assay is performed.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

FAVORABLE TRENCHING RESULTS IN THE MOLEJON NORTHWEST ZONE

Vancouver BC – March 30, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

The current trenching program was initiated to generate a geological model for the high gold grade intersections encountered in the 1994-95 drill program, at drill hole collars or near-surface in the Northwest zone. These intersections were difficult to interpret due to low core recoveries, or their occurrence in sludge samples taken while driving drill casing.

The Company is pleased to announce that the current trenching program has exposed contiguous, in situ gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick

The Northwest Zone is located in a high relief area, and trenching is exposing the zone along, hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip.  Assay results from the trenching suggest good continuity of gold mineralization.

Trench Results

(Sampling is contiguous in the trench unless noted in comments column)

Trench	Geology	Composite Sample Length	Assay Gold	Comments
TR-104	Northwest Zone Quartz Breccia (QZBX)	23.45 meters	10.16 g/t	Trench is cutting the main quartz body oblique along strike. (composite length excludes a 2.5 meter section with no sample)
	Including	1.20 meters	40.03g/t	High-grade gold mineralization is controlled by a secondary NE vertical structure within the main QZBX body.
		2.90 meters	25.09 g/t
TR-111	Hangingwall Feldspar-Quartz Porphyry (FQPP)	6.00 meters	0.41 g/t	Oblique, representing about 3 meters vertically above the main QZBX body
	QZBX	3.40 meters	4.40 g/t	Trench stopped in QZBX – Sample length represents an estimated 3 meters in true thickness of the zone as currently exposed in the trench
TR-112A	QZBX	3.10 meters	9.96 g/t	Sampling started at the top contact of QZBX and the composite sample length represents the true thickness
	Footwall FQPP	1.00 meters	0.51 g/t
TR-112B	Hangingwall FQPP	5.20 meters	4.47 g/t	Oblique, representing about 2 meters vertically above the main QZBX body.
	QZBX	44.10 meters	4.36 g/t	Trench obliquely cuts the trench down dip, estimated true thickness is 4.5 meters
TR-119A	QZBX	3.60 meters	10.71 g/t	Sampling started in QZBX, Estimated true thickness of sample composite is 2.5 meters
	Contact Stockwork in FQPO	1.80 meters	1.52 g/t	Stock work Veining in Footwall
	Footwall FQPP and Andesite (ANDS)	5.65 meters	0.50 g/t
TR-119B	QZBX	13.80 meters	5.79 g/t	Trench is running within the QZBX along dip. Composite sample length provides indication of mineralization continuity. Top contact of the zone in this trench has been eroded
TR-120	Hangwall FQPO	3.00 meters	0.44 g/t
	Contact Stock work in FQPO	4.00 meters	3.19 g/t	Trench cuts through the top of the QZBX zone but does not reach the lower contact.
	QZBX	29.35 meters	5.44 g/t	Trench is running within the QZBX along dip. Composite sample length provides indication of mineralization continuity. Top contact of the zone has been eroded in this part of the trench
TR-122A	Hanging wall contact stockwork in FQPO	4.60 meters	2.18g/t	TR-122A and B are 2 trenches that trend up slope on either side of a creek that partially dissects the QZBX. Elevation change between the lowest sample and top sample on either trench is 3.5 meters
	QZBX	5.00 meters	8.26 g/t
TR-122B	Hanging wall contact stockwork in FQPO	1.70 meters	9.54 g/t
	QZBX	10.00 meters	17.00 g/t
TR-124	QZBX	7.3 meters	16.93 g/t	This cuts the entire QZBX zone, with a true thickness about 3 m
	Footwall ANDS (moderately silicified)	1.90 meters	0.75 g/t
TR-126	QZBX	2.25 meters	19.18 g/t	These are 2 sets of vertical chip samples taken along exposed erosion surface of QZBX. Results suggest a secondary NE structure concentrating the gold mineralization.
		2.3 meters	35.97 g/t

The trench results clearly indicate that the Northwest zone is a near-surface mineralized body returning significant gold grades.  In addition the assay results suggest that we have zones of significantly higher-grade mineralization in the Quartz Breccia zone, and that in places mineralization extends into the footwall and hanging wall.

These favorable trench results have lead the company to expand the trenching program within the Northwest Zone and across the deposit’s other zones (Central Zone and Main Zone).

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples.  Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Adrian Resources Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

April 16, 2004

Item 3.

News Release

The Company’s news release dated April 16, 2004, was disseminated by CCN Matthews on April 16, 2004.

Item 4.

Summary of Material Change

The Company announced management changes.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone:  604-331-8772    Fax:  604-331-8773

April 16, 2004	Trading Symbol: TSX – ADL

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) reports that R.S. Angus, Chet Idziszek, J.G. Stewart and Ed Thompson have resigned as directors and officers of Adrian to pursue other business opportunities.  Messrs. Angus, Idziszek, Stewart and Thompson were directors of Adrian since 1993 and were instrumental in the development of Adrian’s Petaquilla Property in the Republic of Panama.  On behalf of Adrian’s shareholders, Adrian’s Board of Directors would like to thank the outgoing directors for their years of service.

Adrian is pleased to report that Dale McClanaghan, Michael Levy and Graham Scott have been appointed to fill some of the vacancies on the Board.

Mr. McClanaghan has extensive experience in both banking and development, with specific expertise in project finance and international trade finance.  Within the real estate development sector, Mr. McClanaghan has developed a large number of innovative residential projects often in partnership with government.

Mr. Levy is a 36-year veteran of the precious metals and currency exchange business.  Presently Senior Vice-President of CustomHouse Currency Exchange, Mr. Levy is also a financial analyst and commentator with CKNW/98 Radio and the Corus Radio Network and a co-host of Moneytalks with CKNW/98 Radio.

Mr. Scott practices corporate and commercial law, with an emphasis on securities law and mining law, with Vector Corporate Finance Lawyers. Prior to the beginning of his legal career, Mr. Scott practiced as a professional geologist for eight years, working on projects throughout Canada, the western United States and Zambia.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

"Kenneth W. Morgan”

Kenneth Morgan, Director

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

April 25, 2005

Item 3.

News Release

The Company’s news release dated April 25, 2005, was disseminated by CCN Matthews on April 25, 2005.

Item 4.

Summary of Material Change

The Company announced it has added an Advisory Board.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Adds an Advisory Board

Vancouver BC – April 25, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has recruited a number of respected industry professionals to its advisory board and welcomes a new director to the board.

Mr. Marco Tejeira has joined the Board of Directors of the Company.  Mr. Tejeira is a Panamanian citizen residing in Panama. He is a lawyer and the representative for the Petaquilla Ascension Investor’s Association Corp. (owners of 2,333,000 shares of PTQ). Mr. Tejeira’s family has resided in the La Pintada region of Panama (near the Company’s project) for several generations.

The Company has reluctantly accepted the resignation of Mr. Patrick Downey from the Board of Directors. Mr. Downey is the President and CEO of Viceroy Explorations and, due to demands on his time, felt it necessary to resign from PTQ’s board. We thank Mr. Downey for his assistance in advancing Petaquilla’s project and we wish Patrick and Viceroy success in their efforts to bring their gold project to production.

PTQ is pleased to announce that Mr. John Purkis (P.Eng, MBA), Mr. Michael Beley (B. Sc.), Mr. Octavio Choy (B.Sc. Econ.) and Mr. Robert Baxter have joined the Company’s advisory board.

Mr. Purkis is the President, CEO and Director of MCK Mining. He is a Royal School of Mines graduate mine engineer with an MBA from Queen's University whose career spans more than 30 years in the international mining industry. Mr. Purkis has been successful developing mineral properties, with a particular emphasis on new project permitting, feasibility, and construction, as well as M&A activities related to acquisitions of major mineral deposits.  He has held senior mining positions with Inmet Mining, Gencor Inc, Eldorado Gold, Atna Resources, Minnova Inc and others.

John has been involved in the acquisition, feasibility and development of such mines and deposits as: Antamina, Bajo de la Alumbrera, Petaquilla, Cerro Verde, Troilus, Pend Oreille, Izok Lake, Samatosum, Faro.

Mr.Purkis is an expert at evaluating mining projects and developing them into operating mines.

Mr. Beley is President of Beley Management Ltd., a private investment and consulting company to the mining industry. He currently holds directorships at Polaris Minerals Ltd., Energold Minerals Ltd. and Nevada Pacific Gold Ltd.

Mr. Beley was founding Vice President and Director of Eldorado Gold Corporation. During his tenure through 1991-2001 Eldorado developed two open pit gold mines in Mexico, purchased the Sao Bento Mine in Brazil from Gencor, and discovered the multi-million ounce Kisladag gold deposit in Turkey. He was a co-founder, Director and Vice President of Bema Gold Corporation and its predecessor companies from 1978 through to 1992. During this period Bema developed gold mines in the United States and Chile. Michael is also a past President of the BC and Yukon Chamber of Mines.

Mr.Octavio Choy is a Metals Merchant, and Risk and Contract Administrator, with Gerald Metals Inc. in Stamford, Connecticut.

Gerald Metals, Inc., is an international metals merchant, with offices in Stamford, Connecticut; Morges, Switzerland; and Shanghai, China. Gerald's services include market making, trading, merchanting, structured financing, and other financial services to mining companies, smelters and industrial customers throughout the world.

Mr. Choy has years of experience in the metals business, including international trading, project finance and structured trade financings. Octavio’s primary responsibilities include building and maintaining relationships with smelters, refineries, miners and laboratories as well as coordinating trading activities for physical & futures markets and managing letters of credit.

Mr. Choy is a dual citizen of Panama and the United States, and currently resides in New York City. He has established connections worldwide through his expertise in the copper & precious metals industry.

Mr. Robert (Bob) Baxter is a Director and Executive Vice President of Chariot Resources Limited. He has over 20 years of experience in the mining industry (principally in Latin America).

Mr. Baxter was the General Manager of Baxter Consultants Engineering (a consulting company providing project appraisals to mining companies located primarily in Peru) from September 2000 to June 2002. Prior to that he was the Business Development Coordinator, the Regional Geologist Americas, and the Regional Manager (Chile/Argentina) for North Limited (a senior Australian mining company acquired by Rio Tinto PLC in October 2000).

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

April 4, 2005

Item 3.

News Release

The Company’s news release dated April 4, 2005, was disseminated by CCN Matthews on April 4, 2005.

Item 4.

Summary of Material Change

The Company announced that it has retained Roscoe Postle Associates Inc. to perform an audit of a resource estimate and to complete a technical report on the Company’s Molejon epithermal gold deposit in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Retains Roscoe Postle Associates Inc.

Vancouver BC – April 4, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has retained Roscoe Postle Associates Inc. (“RPA”) to perform an audit of a resource estimate and to complete a NI 43-101 Technical Report on the Company’s Molejon epithermal gold deposit in Panama.

PTQ plans to carry out definition drilling on the Molejon deposit in order to define a mineral resource to a standard conforming to the regulations and guidelines in National Instrument 43-101. PTQ will carry out the geological interpretation and resource estimate and RPA will audit the resource and prepare a technical report for public disclosure. Following the successful conclusion of the definition drilling and resource estimation, PTQ intends to commission a Scoping Study/ Preliminary Assessment to confirm the economics of the deposit.

Roscoe Postle Associates Inc. is an independent firm of Geological and Mining Consultants based in Toronto, Canada, with an office in Vancouver. Since its establishment in 1985, RPA has carried out consulting assignments for more than two hundred clients, including major mining companies, junior mining and exploration companies, financial institutions, and governments.

RPA’s business primarily involves providing independent opinions on ore reserves, technical aspects and economics of mining projects, valuation of mining and exploration properties and scooping, prefeasibilty, and feasibility studies. They have completed assignments on projects located in all parts of Canada, the United States, Russia, Latin America, Australia, and in other countries in Africa and Asia.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

February 10, 2005

Item 3.

News Release

The Company’s news release dated February 10, 2005, was disseminated by CCN Matthews on February 10, 2005.

Item 4.

Summary of Material Change

The Company announced it has sold 500,000 of its own shares.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Treasury Shares Sold

Vancouver BC – February 10, 2005:  Petaquilla Minerals Ltd. (“the Company”) announces that it has sold 500,000 of its own shares today on the Toronto Stock Exchange at a price of $0.65 per share. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid. Accordingly, there is no change to the number of shares issued and outstanding. The proceeds of the sale will be used for general working capital purposes.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

January 20, 2005

Item 3.

News Release

The Company’s news release dated January 20, 2005, was disseminated by CCN Matthews on January 20, 2005.

Item 4.

Summary of Material Change

The Company announced that David J. Nowak of Nowak and Associates and Dr. Margaret Venable have been retained.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

David Nowak – P. Geo and Dr. Margaret Venable – PhD. Geo Join PTQ

Vancouver BC / Coclesito, Panama – January 20, 2005: Petaquilla Minerals Ltd. (“the Company”) is pleased to announce that David J. Nowak (P.Geo.) of Nowak and Associates has been retained by the Company and is reviewing the Molejon Geological Model in preparation for the upcoming 5,000 meter drilling program on the property scheduled to begin March 15th, 2005.

In addition Dr. Margaret Venable (PhD. Geo.) is on site supervising the mapping and trenching programs that are currently underway. The structure of the deposit will be mapped in detail and Dr. Venable will be conducting detailed analyses of the Molejon’s gold mineralogy.

The recently signed Letter of Intent with Teck Cominco and Inmet allows Petaquilla Minerals to obtain 100% of all gold projects on the Minera Petaquilla S.A. joint venture lands subject to the Panamanian Government accepting a multi-phase mine development plan. The Company is now positioned to become a significant junior gold company with a direct interest in the Molejon project and a 52% interest in the world class Minera Petaquilla S.A. copper project.

The Minera Petaquilla S.A. Project  contains proven reserves of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction of Teck.  All data used to complete the study is available to the Company.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Richard Fifer"

Richard Fifer, Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

July 28, 2005

Item 3.

News Release

The Company’s news release dated July 28, 2005, was disseminated by CCN Matthews on July 28, 2005.

Item 4.

Summary of Material Change

The Company announced that it has added Dr. Ralph Ansley to its Advisory Board.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Adds To Its Advisory Board

Vancouver, BC – July 28, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has recruited another respected industry professional to its advisory board.

The Company welcomes Dr. Ralph Ansley to the advisory board.

Dr. Ansley is based in Sydney Australia and acts as a consultant to the mining industry. He earned his engineering degree at Queens University, Kingston, Ontario, Canada and then went on to complete his PhD at the University of Alberta.

After completing several years of investigative work on the Athabasca Tar Sands, Dr. Ansley received a post-doctoral fellowship at University of Adelaide, South Australia. He subsequently served as the Dean of Engineering at Singapore Polytechnic, in Singapore before returning to Australia as general manager of Mitchell Cotts Engineering (a company specializing in services to the mining industry).

He then joined Bechtel as a project manager working on mineral projects in West Africa, United States, China, Australia and the Canadian high arctic before returning to Bechtel's  head office as manager of mining and metals engineering.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

December 13, 2004

Item 3.

News Release

The Company’s news release dated December 13, 2004, was disseminated by CCN Matthews on December 13, 2004.

Item 4.

Summary of Material Change

The Company announced the signing of a Letter of Intent with their joint partners in the Minera Petaquilla S.A. copper-gold project, Teck Cominco Ltd. and Inmet Mining Corporation.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Teck Cominco and Inmet Mining Sign Letter of Intent with Petaquilla

Vancouver BC – December xx 13 , 2004: Petaquilla Minerals Ltd. (“PTQ”) is pleased to announce the signing of a Letter of Intent with their joint partners in the Minera Petaquilla S.A. copper-gold project, Teck Cominco Limited (“Teck”) and Inmet Mining Corporation (“Inmet”).

Teck Cominco, Inmet and PTQ have reached an agreement in principle to resume activity on the Minera Petaquilla project.  The Letter of Intent with Teck and Inmet is an agreement in principle whereby PTQ may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project) subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to Teck Cominco, Inmet and PTQ. PTQ intends that the Molejon gold deposit will be the focus of the first phase of the mine development plan.

PTQ intends to immediately begin further exploration and development work towards developing a feasibility study on the Molejon gold deposit.  Further exploration will also be performed on other  identified gold targets within the Minera Petaquilla concession, and  those within the 100%-owned properties surrounding the Minera Petaquilla concession.

Based on a report by SRK Consultants of Vancouver, BC in 1995, the Molejon deposit contained probable resources of 5,032,870 tonnes at a grade of 2.81 g/t for 454,803  ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 g/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. The Company confirms that all the historical data used for SRK report and estimate is available to the company.

The Minera Petaquilla project contains proven reserves of 1.115 billion tonnes grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction of Teck.  All data used to complete the study is available to the Company.

The Board of Directors of PTQ are pleased with the results of this agreement in principle, and look forward to resuming field operations in the near future.

The trenching program in the NW-zone has exposed contiguous, in situ gold mineralization from within a meter of the surface. Gold mineralization has been delineated over a distance of 340 meters in a north south direction and is open to further expansion.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Richard Fifer"

Richard Fifer, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

June 23, 2005

Item 3.

News Release

The Company’s news release dated June 23, 2005, was disseminated by CCN Matthews on June 23, 2005.

Item 4.

Summary of Material Change

The Company reported that encouraging gold values have been obtained from the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

MOLEJON CONTINUES TO PROVIDE ENCOURAGING GOLD VALUES

Vancouver BC – June 23, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Highlights of this round of trenching

•

2.60 meters grading 41.92 g/t

•

9.00 meters grading 16.72 g/t

•

15.05 meters grading 18.47 g/t

•

11.20 meters grading 13.05 g/t

•

31.50 meters grading 11.00 g/t

The trenching program was initiated to generate a geological model whereupon a drill program could be based and a mineral resource estimate defined conforming to the regulations and guidelines in National Instrument 43-101. The pending drill program will consist of infill drilling, bringing the separation between holes down to 20 to 35 meters, and step out drilling in the Northwest zone (“NW-zone”) where the trenching has identified new targets. The Molejon deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and Petaquilla (formerly Adrian Resources) in 1994-95. The drilling was done on 50-meter drill lines with 40 to 70 meters separation between holes.

Approximately 40 holes were drilled in the Northwest zone during the 94 –95 program with the majority of the holes providing poor core recovery through the target zone. No surface trenching was done on the NW - zone prior to the 94 – 95 drilling. The current trenching, which has exposed contiguous in situ gold mineralization from within a meter of the surface, is providing valuable information that the Company feels will improve results during this round of drilling.

The Northwest zone is currently being interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick. Gold mineralization has been delineated over a distance of 340 meters in a north - south direction and is open to further expansion.

The zone is located in a high relief area, and trenching is exposing the zone along hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel-chip samples follow the zone obliquely along strike or down dip.  Trench sample length intersection are an indicator of gold mineralization continuity, and do not represent true widths of mineralization.

A table containing a number of significant high-grade intersections encountered in the trenching of the Northwest zone is listed below

(Sampling is contiguous in the trench unless noted in comments column)

NW-Zone High Grade Intersections
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION				Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-104A	39.80	0.00	39.80	39.80	3.76
		INCLUDING	0.00	17.80	17.80	6.68
NWZ	TR-120A	39.10	0.00	39.10	39.10	2.64
		INCLUDING	0.00	12.10	12.10	6.48
NWZ	TR-123A	71.90	41.20	61.70	20.50	3.35
		INCLUDING	56.90	61.70	4.80	11.06
			61.70	71.90	10.20	Waiting for Assay results
NWZ	TR-126C	31.50	0.00	31.50	31.50	11.00
		INCLUDING	16.45	31.50	15.05	18.47
NWZ	TR-164C	293.30	122.50	149.50	27.00	6.48
		INCLUDING	124.00	133.00	9.00	16.72
			250.60	261.80	11.20	13.05
		INCLUDING	252.10	254.70	2.60	41.92

The trench results clearly indicate that the Northwest zone is a near-surface mineralized body returning significant gold grades.  In addition the assay results suggest that we have zones of significantly higher-grade mineralization in the Quartz Breccia zone, and that in places mineralization extends into the footwall and hanging wall.

These favorable trench results have led the company to continue the trenching program within the Northwest zone and across the deposit’s other zones (Central Zone and Main Zone).

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples.  Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

The tables below contain the known results to date from this round of trenching in the NW-zone. The tables include the significant high-grade results reported above.

(Sampling is contiguous in the trench unless noted in comments column)

NW-Zone Trenching Results (Table 1)
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION			Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-103A	38.90	11.35	14.30	2.95	2.05
NWZ	TR-103B	24.00	0.00	4.90	4.90	1.37
NWZ	TR-103C	27.20	0.00	27.20	27.20	3.13
		INCLUDING	0.00	6.20	6.20	6.16
			14.70	20.60	5.90	5.44
NWZ	TR-103D	37.10	26.50	37.10	10.60	3.30
NWZ	TR-104A	39.80	0.00	39.80	39.80	3.76
		INCLUDING	0.00	17.80	17.80	6.68
NWZ	TR-104D	101.90	11.30	30.00	18.70	5.07
			91.65	101.90	10.25	0.72
NWZ	TR-104E	76.20	0.00	15.10	15.10	0.87
			54.20	56.80	2.60	3.34
NWZ	TR-119C	22.40	15.35	16.82	1.47	2.67
NWZ	TR-119D	28.50	15.29	17.33	2.04	1.49
NWZ	TR-119E	45.70	0.00	3.00	3.00	3.44
			31.79	39.29	7.50	3.55
NWZ	TR-120A	39.10	0.00	39.10	39.10	2.64
		INCLUDING	0.00	12.10	12.10	6.48
NWZ	TR-120B	60.80	0.00	33.00		Waiting for Assay results
			33.00	60.80	27.80	1.31
		INCLUDING	48.90	60.80	11.90	2.11
NWZ	TR-122A	21.90	0.00	3.66	3.66	6.61
NWZ	TR-123A	71.90	41.20	61.70	20.50	3.35
		INCLUDING	56.90	61.70	4.80	11.06
			61.70	71.90	10.20	Waiting for Assay results
NWZ	TR-123B	65.50	0.00	18.00	18.00	Waiting for Assay results
			18.00	65.50	47.50	2.02
NWZ	TR-124A	35.60	NO SIGNIFICANT RESULTS
NWZ	TR-126A	39.00	4.50	12.00	7.50	1.57
			21.00	31.50	10.50	4.49
NWZ	TR-126C	31.50	0.00	31.50	31.50	11.00
		INCLUDING	16.45	31.50	15.05	18.47
NWZ	TR-138	48.75	0.00	15.90	15.90	6.07
NWZ	TR-163	36.60	0.00	36.60	36.60	3.53
		INCLUDING	0.00	22.30	22.30	4.35
			27.20	31.90	4.70	5.92
NWZ	TR-164	25.50	NO SIGNIFICANT RESULTS
NWZ	TR-164A	70.00	34.20	40.50	6.30	3.85
			46.60	51.70	5.10	2.82
			64.20	68.60	4.40	1.07
NWZ	TR-164B	66.00	0.00	10.50	10.50	0.96
			46.50	66.00	19.50	3.17
NWZ	TR-164D	48.00	NO SIGNIFICANT RESULTS
NWZ	TR-164E	132.70	75.40	89.30	13.90	1.17
NWZ	TR-164F	116.40	18.85	27.80	8.95	1.38
NWZ	TR-166A	69.60	3.84	8.97	5.13	1.98
			13.68	15.25	1.57	3.26

NW-Zone Trenching Results (Table 2)
TARGET	TRENCH	TRENCH LENGTH (meters)	INTERSECTION				Comment
			From (meters)	To (meters)	Width (meters)	Grade (Au gr/t)
NWZ	TR-125	41.10	0.00	34.00	34.00	2.04
			34.00	41.50	7.50	Waiting for assay results
NWZ	TR-127	14.05	2.70	12.25	9.55	3.07
NWZ	TR-164C	293.30	1.50	3.00	1.50	3.02
			11.50	12.80	1.30	3.74
			21.10	54.80	33.70	3.73
			122.50	149.50	27.00	6.48
		INCLUDING	124.00	133.00	9.00	16.72
			171.40	178.60	7.20	0.82
			193.50	209.80	16.30	1.36
			224.00	228.30	4.30	1.92
			250.60	261.80	11.20	13.05
		INCLUDING	252.10	254.70	2.60	41.92
NWZ	TR-166	176.70	94.20	95.70	1.50	1.26
			133.20	134.70	1.50	2.84

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

June 29, 2005

Item 3.

News Release

The Company’s news release dated June 29, 2005, was disseminated by CCN Matthews on June 29, 2005.

Item 4.

Summary of Material Change

The Company announced that it intends to submit a reorganization plan to shareholders to separate Petaquilla Minerals Ltd. into two companies.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth Morgan”

Kenneth Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

PETAQUILLA REORGANIZATION WILL CREATE TWO COMPANIES

 Vancouver BC – June 29, 2005:  Petaquilla Minerals Ltd.  (“PTQ” or the “Company”) is pleased to announce that the Company intends to submit a reorganization plan to shareholders at an extraordinary shareholder meeting to be held at a later date. The plan would separate PTQ’s precious metal deposits and its exploration lands from its Minera Petaquilla S.A. porphyry copper   deposits in north-central Panama.

The precious metal deposits and exploration lands will be transferred to a new corporation in exchange for shares that are then intended for distribution to PTQ shareholders. Shareholders of PTQ as at the share distribution record date will receive a yet to be determined number of common shares in the new company for each share of Petaquilla Minerals Ltd. held on the record date.

The reorganization will be subject to shareholders approving the transaction at an extraordinary special meeting and subject to the new company being accepted for listing on a stock exchange. The new company will have to comply with all requirements of the securities commissions involved. It is anticipated that the extraordinary meeting will be held in September 2005.

The Board of Directors of PTQ is of the view that the division of assets will benefit PTQ and its shareholders. This conclusion is based on the following primary considerations:

1.

Petaquilla’s primary focus is the development of its interest in the world-class Minera Petaquilla S.A. porphyry copper deposits. This focus would hamper the exploration and development of PTQ’s advanced stage Molejon gold deposit and adjoining exploration lands.

2.

The formation of a new company to hold the precious metal deposits and exploration lands will separate fund-raising and mining strategies that will be required to move these separate projects forward.

3.

A separation of the projects to two companies will give the shareholders of Petaquilla an ownership interest in one of the largest undeveloped copper deposits in the world and a direct interest in a more aggressive exploration and development company that will focus primarily on precious metal deposits.

4.

The separation in assets will allow analysts to more accurately value the companies on a stand-alone basis against similar mineral exploration companies and industry benchmarks, enhancing the likelihood that both companies will be more appropriately valued in the public market.

There is no assurance that the reorganization will proceed as planned or at all.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

March 11, 2005

Item 3.

News Release

The Company’s news release dated March 11, 2005, was disseminated by CCN Matthews on March 11, 2005.

Item 4.

Summary of Material Change

The Company announced the Government of Panama has recognized their socio-communitarian work.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

GOVERNMENT RECOGNIZES SOCIO-COMMUNITARIAN WORK BY PETAQUILLA

Vancouver BC/ Coclecito, Panama – March 11, 2005: Petaquilla Minerals Ltd., (“PTQ” or the “Company”) issued a progress report from the Company’s Panama office on Petaquilla’s community development plan in the Panamanian Provinces of Cocle and Colon.

Representatives of the Panamanian Ministries of Public Labor and of Health have recognized the socio-communitarian work being done by the Company. PTQ now has rehabilitated 10 kilometers of one of the most important roads leading to Northern Cocle and is in the process of organizing the delivery of medicine to a dozen health centers in four communities that will benefit 2,300 people.

Edwin González, responsible for Public Labor in Cocle, said this past Thursday that the rehabilitation work on the 28 kilometer road that connects Llano Grande to Coclecito is being executed in coordination with a government team. “It’s a complement to the government’s action. The mining company has the proper machinery in the area and is really showing a great work dynamic”, said Gonzalez.

The first to benefit from this action are those that live in the region, who according to Alcibiades Sanchez, President of the Molejon community’s Parents Association, have seen the travel time between Coclecito and Penonome reduced from eight to just two hours.

Alvaro Tejeira, an engineer in charge of the work on behalf of the mining company, explained that along with the road, they have also repaired rural aqueducts, schools and health centers along the way. He assured that the road will be completely rehabilitated before the rainy season begins.

In a meeting this Thursday in Colon, on the Caribbean coast, with leaders from the Donoso communities, Lupita Jaen, who is responsible for socio-communitarian affairs on behalf of the Company, planned the delivery of medicine to a dozen health centers, along with the repair of clinics and the equipment of school supplies affecting over a thousand students.

“This is a very timely initiative and a responsible one as well on behalf of the company, because it is all about the attention to one of the most urgent demands in terms of health for the communities in the District of Donoso”, said Santos Escobar, Provincial Supervisor of the Ministry of Health in Colon.

Ken Morgan CFO of Petaquilla Minerals commented, “Both the community development plan and operations in the field are progressing nicely as we continue to advance toward our goal of bringing the project to production”.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

July 5, 2005

Item 3.

News Release

The Company’s news release dated July 5, 2005, was disseminated by CCN Matthews on July 5, 2005.

Item 4.

Summary of Material Change

The Company announced that a new director has been appointed to Petaquilla’s Board of Directors.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”..

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

 1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

New Director Appointed to Petaquilla’s Board

Vancouver BC – July 5, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the appointment of Mr. John Purkis to the Company’s Board of Directors effective July 5, 2005.

Mr. Purkis, who served as a member of Petaquilla’s Advisory Board, is a mining engineering graduate of the Royal School of Mines with an MBA from Queen's University.  His career spans more than 30 years in the international mining industry.  He has held senior mining positions with Inmet Mining, a Gencor / , Eldorado Gold JV , Atna Resources, and Minnova Inc. among others.

Mr. Purkis brings an in-depth understanding of the Petaquilla mining district gained from his experience originally with Minnova Inc. when it acquired an 80% interest in the Petaquilla concession then, after Minnova’s acquisition by with Inmet Mining Corporation , as  VP Feasibilty and Development supervising (formerly Minnova Inc.) as it earned its joint venture interest in the Minera Petaquilla S.A. project, and as a member of the engineering team that completed the 1998 Petaquilla Feasibility Study.

He has been involved in the acquisition, feasibility evaluation , construction and operation development of such mines and deposits as Antamina, Bajo de la Alumbrera, Petaquilla, Cerro Verde, Troilus, Pend Oreille, Izok Lake, Samatosum, and Faro.

Petaquilla Minerals Ltd. is a Canadian-based mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

March 23, 2005

Item 3.

News Release

The Company’s news release dated March 23, 2005, was disseminated by CCN Matthews on March 23, 2005.

Item 4.

Summary of Material Change

The Company announced Richard Fifer has temporarily stepped down as Chairman and Chief Executive Officer but will remain a director.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Puts Into Effect Senior Management and Governance Changes

Vancouver BC – March 23, 2005: The Board of Directors of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) and Richard Fifer have agreed that Mr. Fifer will temporarily step down as Chairman and Chief Executive Officer, effective immediately. Mr. Fifer will continue to serve the Company in a non-executive role, and will remain as a director.

“I am firmly committed to bringing our mineral deposits in Panama into production and will continue working towards this goal. I am confident that the investigations underway will clear my name but I am stepping aside at this time because it will enable the Company to continue to build the confidence of its strategic partners and shareholders without the distractions caused by my personal legal issues in Panama,” Mr. Fifer said. “My decision reflects the enormous sense of responsibility I feel to our shareholders, partners, and all who have worked so hard to get to where we are today. I will continue to contribute whatever tasks are required of me to assist the Company in the advancement of the project.”

“The Board and Petaquilla’s senior management respect Richard’s decision and he has our full support,” said Michael Levy, President of PTQ. “The Company’s independent counsel in Panama has confirmed that no charges have been laid against Mr. Fifer, but, in the interest of good governance, it is important that Richard steps aside for the time being. The Company has the benefit of a 52% share in a world-class copper-gold deposit and a significant amount of cash on hand, and we will act prudently and responsibly to preserve and grow its assets.”

 The Minera Petaquilla project contains proven reserves of 1.115 billion tones grading 0.50% copper, 0.09 g/t gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction of Teck Cominco Limited. All data used to complete the study is available to the Company.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

May 13, 2005

Item 3.

News Release

The Company’s news release dated May 13, 2005, was disseminated by CCN Matthews on May 13, 2005.

Item 4.

Summary of Material Change

The Company announced the filing of its January 31, 2005, year-end financial statements.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Petaquilla Announces 2005 Year-End Report

Vancouver BC – May 13, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces the filing of the Company’s January 31, 2005 year-end financial statements.

Highlights of the 2005 Fiscal Year and the Subsequent Period

•

On October 12, 2004, the Company changed its name from Adrian Resources Ltd. to Petaquilla Minerals Ltd. to correspond with the Company’s Petaquilla project in Panama.

•

In December 2004, the Company announced a management change and appointed Michael Levy as president, replacing Dale McClanaghan.

•

On December 13, 2004, the Company entered into a letter of intent with Teck and Inmet.  Under the letter of intent, the Company may obtain 100% of the Molejon gold deposit (a gold deposit within the Minera Petaquilla S.A. project), subject to the Panamanian Government accepting a multi-phase mine development plan on terms acceptable to the Company, Teck and Inmet.

•

In December 2004, the Company resumed exploration within the Minera Petaquilla S.A. project in Panama. In January 2005, the Company announced that its base camp at the Molejon deposit was operational and that a trenching and surveying program had begun.

•

Trenching results announced in March 2005 clearly indicate that the Northwest zone of the Molejon deposit is a near-surface mineralized body returning significant gold grades. The Company hopes that additional exploration will significantly increase the current inferred gold resource that has been identified on the property, and plans to commence drilling in June or July of 2005.

•

In February 2005, The Company sold 500,000 of its shares held in treasury at a price of $0.65 per share for proceeds of $325,000. These shares were previously issued and reacquired by the Company some years ago pursuant to an issuer bid and were included in treasury stock. There was no changed to the number of shares issued and outstanding.

•

In April 2005, the Company announced it had recruited a number of respected industry professionals to its advisory board and welcomed a new director, Marco Tejeira, to the board.

Operations and Financial Condition

At January 31, 2005, the Company had total assets of $ 1,989,474 as compared with $2,670,561 at January 31, 2004. This decrease is primarily attributable to general and administrative expenses. Working capital at January 31, 2005 decreased to $870,543 from working capital of $1,807,149 at January 31, 2004 as a result of general and administrative expenses incurred by the Company, and as a result of the Company increasing its performance bond for the Minera Petaquilla project by $272,289.

Expenses for the year ended January 31, 2005 were $1,890,679, a substantial increase from $726,887 for the year ended January 31, 2004. The increase in expenses are primarily a response by the Company to improving copper prices, which have caused renewed interest in copper properties such as the Company’s Minera Petaquilla S.A. project. During the latter part of the previous fiscal year, the Company resumed paying certain executive salaries and raised additional capital, which contributed to increases in accounting and legal, consulting fees, filing fees, office administration, rent, stock-based compensation, travel, and wages and benefits.  The Company's largest cash outflow in the year ended January 31, 2005, other than the increase in the performance bond, was a result of general and administrative expenses of $1,890,679. Stock-based compensation, a non-cash expense, increased to $716,876 compared to $242,469 in the prior year, as a result of option grants during the year and the Company’s adoption of fair value based accounting for all stock based compensation. Expenditures relating to resource properties during the year were $234,664, as compared to $33,910 in the prior year. The Company also received net proceeds of $424,200 from the issuance of capital stock as the result of the exercise of options and warrants, compared to $87,850 in the previous year.   During the year ended January 31, 2004, the most significant contribution to working capital was the equity financing, which provided net proceeds of $2,043,947.

During the year ended January 31, 2005, the Company recorded a foreign exchange loss of $79,147, a gain on redemption of its performance bond of $198,142, and interest income of $18,266. During the year ended January 31, 2004, the Company recorded interest income of $57,964, and an exchange loss of $142,267. In April 2004, the Company agreed with Madison Enterprises Corporation (“Madison”), a company formerly related by virtue of common directors, to transfer certain office equipment with a net book value of $42,705 to Madison in exchange for Madison indemnifying the Company for lease costs of approximately $62,000 per year for four years for its former premises.

The net loss for the year ended January 31, 2005 was $1,798,273 or $0.04 per share as compared with a net loss for the year ended January 31, 2004 of $811,190 or $0.02 per share.

Other Information

Attached to this News Release are the consolidated financial statements for the twelve-month period ended January 31, 2005 and the twelve-month period ended January 31, 2004, excluding notes.

The full text of the 2005 year-end financial statements, including the management discussion and analysis, for the twelve-month and three-month periods ended January 31, 2005, is filed on SEDAR.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

PETAQUILLA MINERALS LTD.

                                                                                             (formerly Adrian Resources Ltd.)                                                                                                              (An Exploration Stage Company)                                                                                                                   CONSOLIDATED BALANCE SHEETS                                                                                                       (Expressed in Canadian Dollars)

AS AT JANUARY 31

		2005	2004
ASSETS
Current
Cash and cash equivalents		$ 891,548	$ 1,836,465
Receivables		71,263	88,392
Prepaid expenses		10,783	9,233
Total current assets		973,594	1,934,090

Property and equipment (Note 5)		49,825	42,705
Performance bond – restricted cash (Note 7)		966,055	693,766
		$ 1,989,474	$ 2,670,561
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$ 51,973	$ 83,662
Other accrued liabilities		51,078	43,279
Total current liabilities		103,051	126,941

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000	common shares without par value
20,000,000	preferred shares without par value
Issued and outstanding
51,264,537	(2004 – 48,829,542) common shares	51,430,792	50,849,326
Contributed surplus (Note 8)		887,432	327,822
Deficit		(44,143,412)	(42,345,139)
		8,174,812	8,832,009
Treasury stock, at cost
Repurchased, not cancelled
1,660,200	(2003 – 1,660,200) common shares	(6,288,389)	(6,288,389)
		1,886,423	2,543,620
		$ 1,989,474	$ 2,670,561

PETAQUILLA MINERALS LTD.

(formerly Adrian Resources Ltd.)

                                                                                                    (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003
EXPENSES
Accounting and legal	$ 161,203	$ 98,850	$ 35,089
Consulting fees	141,158	40,834	-
Depreciation	7,660	13,635	18,312
Filing fees	33,679	68,923	20,661
Insurance	547	863	900
Investor relations and shareholder information	98,790	43,562	25,241
Office administration	80,626	33,947	2,866
Rent	88,939	31,645	33,645
Resource property costs	234,664	33,910	31,638
Stock-based compensation (Note 9)	716,876	242,469	48,290
Travel	83,398	12,566	-
Wages and benefits	243,139	105,683	13,656
Total expenses	(1,890,679)	(726,887)	(230,298)

OTHER INCOME (EXPENSE)
Foreign exchange loss	(79,147)	(142,267)	(43,482)
Gain on redemption of performance bond (Note 7)	198,142	-	-
Interest income and amortization of discount on bond	18,266	57,964	71,363
Write-down of marketable securities	-	-	(11,685)
Write-down of property and equipment	(44,855)	-	-

Loss for the year	(1,798,273)	(811,190)	(214,102)

Deficit, beginning of year	(42,345,139)	(41,533,949)	(41,319,847)

Deficit, end of year	$ (44,143,412)	$ (42,345,139)	$ (41,533,949)

Basic and diluted loss per common share	$ (0.04)	$ (0.02)	$ (0.01)

Weighted average number of common shares outstanding	50,370,747	36,153,757	31,680,343

PETAQUILLA MINERALS LTD.                                                                                                                                  (formerly Adrian Resources Ltd.)                                                                                                                                                 (An Exploration Stage Company)                                                                                                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Expressed in Canadian Dollars)                                                                                                                                                YEAR ENDED JANUARY 31

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,798,273)	$ (811,190)	$ (214,102)
Items not affecting cash:
Amortization of discount on bond included in interest income	-	(11,864)	(13,501)
Depreciation	7,660	13,635	18,312
Gain on redemption of performance bond	(198,142)	-	-
Stock-based compensation	716,876	242,469	48,290
Write-down of marketable securities	-	-	11,685
Write-down of property and equipment	44,855	-	-
Foreign exchange loss on performance bond	69,005	110,914	34,709

Changes in non-cash working capital items:
(Increase) decrease in receivables	17,129	(53,896)	(2,754)
(Increase) decrease in prepaid expenses	(1,550)	5,789	313
(Decrease) increase in accounts payable and accrued liabilities	(23,890)	(1,305)	60,003

Net cash used in operating activities	(1,166,330)	(505,448)	(57,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of capital stock	424,200	2,043,947	-
Joint venture loan payments	-	-	(69)

Net cash provided by (used in) financing activities	424,200	2,043,947	(69)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(59,635)	-	-
Proceeds from redemption of performance bond	891,908	-	-
Purchase of performance bond	(1,035,060)	-	-
Proceeds from reduction in performance bond	-	75,942	86,481

Net cash provided by (used in) investing activities	(202,787)	75,942	86,481

Change in cash and cash equivalents	(944,917)	1,614,441	29,367

Cash and cash equivalents, beginning of year	1,836,465	222,024	192,657

Cash and cash equivalents, end of year	$ 891,548	$ 1,836,465	$ 222,024

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

May 24, 2005

Item 3.

News Release

The Company’s news release dated May 24, 2005, was disseminated by CCN Matthews on May 24, 2005.

Item 4.

Summary of Material Change

The Company reported that high-grade gold trench assays have been confirmed by the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

High-Grade Gold Trench Assays Confirmed

Vancouver BC – May 24, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) reports on the Company’s on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

Trenching results (March 4 and March 30, 2005 news releases) discovered high-grade gold intersections suggesting that high-grade gold shoots existed within the gentle dipping, tabular Northwest Zone.

To confirm the initial results, the Company re-sampled a selection of low and high-grade intersections within the initial trenches.  The following table compares the gold analysis from the initial channel sample with the second channel sample. The small variances in the comparative assays are well within accepted norms.

Sample Length (meters)	First Channel Sample Au (gr/ t)	Duplicate Channel Sample Au (gr/t)	Lithology
2.40	0.56	0.70	Quartz Breccia
2.90	1.11	1.39	Quartz Breccia
1.80	0.51	0.84	Quartz Breccia
2.50	3.04	3.96	Quartz Stock work
2.00	3.15	1.54	Quartz Breccia
2.70	5.80	5.65	Quartz Breccia
1.80	12.07	18.87	Quartz Breccia
2.0	15.16	16.32	Quartz Breccia
3.00	15.94	16.02	Quartz Breccia
1.20	18.70	17.5	Quartz Breccia
1.00	20.66	15.85	Quartz Stock work
2.90	25.09	26.10	Quartz Stock work
2.00	25.58	14.64	Quartz Breccia
1.20	40.03	43.73	Quartz Stock work
1.10	46.01	25.26	Quartz Breccia
1.75	34.34	32.9	Quartz Breccia
1.00	28.96	22.01	Quartz Stock work

Sample Result Analysis

The second set of channel sample duplicate the initial assay results from the first channel samples. Variation in the some of the high-grade samples is interpreted as sample volume variations in the duplicate channel sample of sub-vertical quartz veining.

These sub-vertical quartz veins and veinlets are associated with all the higher grade gold results found within the trenches and it is postulated that these structures define the high-grade shoots within the Northwest zone. If this interpretation were correct, then the 94-95 drilling in the northwest zone, which is predominately vertically orientated holes, would not have tested the sub-vertical high-grade structures.

Trenching is in progress on the Molejon deposit, with the objective of defining drill targets for a drill program planned to start by mid July.

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples. Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

May 2, 2005

Item 3.

News Release

The Company’s news release dated May 2, 2005, was disseminated by CCN Matthews on May 2, 2005.

Item 4.

Summary of Material Change

The Company announced a delay in the filing of its year-end financial statements.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth Morgan”

Kenneth Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Filing Delayed

Vancouver BC – May 2, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces a delay in the filing of the Company’s year-end financial statements.

Recently implemented regulatory changes now require that the Company’s auditors review the working-paper file that Minera Petaquilla S.A.’s auditors in Panama used in preparation of the audited financial statements of Minera Petaquilla S.A. (Minera Petaquilla S.A. is a holding company in Panama jointly owned by Inmet Mining Corporation (48%), Petaquilla Minerals Ltd (52%) and managed by Teck Cominco Limited).

The Company and their auditors are in possession of the audited financial statements of Minera Petaquilla S.A., but delivery of the working-paper file has been delayed. We anticipate receipt of the working-paper file and the filing of our year-end financial statements prior to the end of this week.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

May 18, 2005

Item 3.

News Release

The Company’s news release dated May 18, 2005, was disseminated by CCN Matthews on May 18, 2005.

Item 4.

Summary of Material Change

The Company announced that it has granted Gold Dragon Capital Management Ltd. an option to purchase its interests in the Rio Belencillo and Rio Petaquilla concessions in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Gold Dragon Options Rio Belencillo from Petaquilla

Vancouver BC – May 18, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) announces that the Company has granted Gold Dragon Capital Management Ltd. (“Gold Dragon”) an option (the “Option) to purchase its interests in the Rio Belencillo and Rio Petaquilla* concessions in Panama for $1,152,400, payable in capital stock of Gold Dragon.

* Note: The Rio Petaquilla concession is separate from the much larger Minera Petaquilla S.A. project, which is a joint venture between the Company, Inmet Mining and Teck Cominco.

Petaquilla Minerals Ltd. owns 68.88% of Zone 1 and 100% of Zone 2 of the Rio Belencillo Property Concession. Madison Enterprises Corp. owns the remaining 31.12% of Zone 1 and has the right to equal or better Gold Dragon’s offer on the Rio Belencillo for a period of 60 days. The Company owns 100% of the Rio Petaquilla Property Concession.

Gold Dragon Capital Management Ltd. is a privately held company holding primarily cash and equities of major exchange listed companies.  The number of shares of Gold Dragon to be issued to the Company if the Option is exercised will be calculated based on the value of Gold Dragon’s cash and equities plus exploration expenses under the agreement, less liabilities. The Company will become a significant shareholder of Gold Dragon if the Option is exercised.

In order to activate the Option, Gold Dragon must evidence ownership of a minimum of 1,025,000 shares of Petaquilla Minerals Ltd. within 120 days of the execution of the Option Agreement. Upon activation of the Option, Gold Dragon has the irrevocable right and option to purchase the concessions until May 7, 2006. Petaquilla will grant a nine-month extension provided Gold Dragon has spent a minimum of $100,000 CDN on developing the concessions prior to May 7, 2006. Gold Dragon must evidence ownership of a minimum of at least 2% of the issued and outstanding shares of Petaquilla Minerals Ltd. at the time Gold Dragon elects to exercise the Option.

The Company has also agreed to process the ore from the concessions for a fee through the facilities of its Molejon gold project, provided that the Molejon is operational.

Initial exploration on the Rio Belencillo by Madison Enterprises Corp. included 3756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

March 30, 2005

Item 3.

News Release

The Company’s news release dated March 30, 2005, was disseminated by CCN Matthews on March 30, 2005.

Item 4.

Summary of Material Change

The Company reported on the on-going trenching program at the epithermal Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

FAVORABLE TRENCHING RESULTS IN THE MOLEJON NORTHWEST ZONE

Vancouver BC – March 30, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) reports on the on-going trenching program at the epithermal Molejon gold deposit in north-central Panama.

The current trenching program was initiated to generate a geological model for the high gold grade intersections encountered in the 1994-95 drill program, at drill hole collars or near-surface in the Northwest zone. These intersections were difficult to interpret due to low core recoveries, or their occurrence in sludge samples taken while driving drill casing.

The Company is pleased to announce that the current trenching program has exposed contiguous, in situ gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick

The Northwest Zone is located in a high relief area, and trenching is exposing the zone along, hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip.  Assay results from the trenching suggest good continuity of gold mineralization.

Trench Results

(Sampling is contiguous in the trench unless noted in comments column)

Trench	Geology	Composite Sample Length	Assay Gold	Comments
TR-104	Northwest Zone Quartz Breccia (QZBX)	23.45 meters	10.16 g/t	Trench is cutting the main quartz body oblique along strike. (composite length excludes a 2.5 meter section with no sample)
	Including	1.20 meters	40.03g/t	High-grade gold mineralization is controlled by a secondary NE vertical structure within the main QZBX body.
		2.90 meters	25.09 g/t
TR-111	Hangingwall Feldspar-Quartz Porphyry (FQPP)	6.00 meters	0.41 g/t	Oblique, representing about 3 meters vertically above the main QZBX body
	QZBX	3.40 meters	4.40 g/t	Trench stopped in QZBX – Sample length represents an estimated 3 meters in true thickness of the zone as currently exposed in the trench
TR-112A	QZBX	3.10 meters	9.96 g/t	Sampling started at the top contact of QZBX and the composite sample length represents the true thickness
	Footwall FQPP	1.00 meters	0.51 g/t
TR-112B	Hangingwall FQPP	5.20 meters	4.47 g/t	Oblique, representing about 2 meters vertically above the main QZBX body.
	QZBX	44.10 meters	4.36 g/t	Trench obliquely cuts the trench down dip, estimated true thickness is 4.5 meters
TR-119A	QZBX	3.60 meters	10.71 g/t	Sampling started in QZBX, Estimated true thickness of sample composite is 2.5 meters
	Contact Stockwork in FQPO	1.80 meters	1.52 g/t	Stock work Veining in Footwall
	Footwall FQPP and Andesite (ANDS)	5.65 meters	0.50 g/t
TR-119B	QZBX	13.80 meters	5.79 g/t	Trench is running within the QZBX along dip. Composite sample length provides indication of mineralization continuity. Top contact of the zone in this trench has been eroded
TR-120	Hangwall FQPO	3.00 meters	0.44 g/t
	Contact Stock work in FQPO	4.00 meters	3.19 g/t	Trench cuts through the top of the QZBX zone but does not reach the lower contact.
	QZBX	29.35 meters	5.44 g/t	Trench is running within the QZBX along dip. Composite sample length provides indication of mineralization continuity. Top contact of the zone has been eroded in this part of the trench
TR-122A	Hanging wall contact stockwork in FQPO	4.60 meters	2.18g/t	TR-122A and B are 2 trenches that trend up slope on either side of a creek that partially dissects the QZBX. Elevation change between the lowest sample and top sample on either trench is 3.5 meters
	QZBX	5.00 meters	8.26 g/t
TR-122B	Hanging wall contact stockwork in FQPO	1.70 meters	9.54 g/t
	QZBX	10.00 meters	17.00 g/t
TR-124	QZBX	7.3 meters	16.93 g/t	This cuts the entire QZBX zone, with a true thickness about 3 m
	Footwall ANDS (moderately silicified)	1.90 meters	0.75 g/t
TR-126	QZBX	2.25 meters	19.18 g/t	These are 2 sets of vertical chip samples taken along exposed erosion surface of QZBX. Results suggest a secondary NE structure concentrating the gold mineralization.
		2.3 meters	35.97 g/t

The trench results clearly indicate that the Northwest zone is a near-surface mineralized body returning significant gold grades.  In addition the assay results suggest that we have zones of significantly higher-grade mineralization in the Quartz Breccia zone, and that in places mineralization extends into the footwall and hanging wall.

These favorable trench results have lead the company to expand the trenching program within the Northwest Zone and across the deposit’s other zones (Central Zone and Main Zone).

Margaret Venable (PhD Geo.) was the on-site geologist supervising the trenching and sampling program on the Molejon Deposit.  David Nowak, (P.Geo.), has reviewed the data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

Acme Analytical Laboratories, Vancouver performed the preparation and assaying on the trench samples.  Procedures included a 1 assay tonne Gold Fire assay and multi-element ICP analysis.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

August 4, 2005

Item 3.

News Release

The Company’s news release dated August 4, 2005, was disseminated by CCN Matthews on August 4, 2005.

Item 4.

Summary of Material Change

The Company released trenching results.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 11, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Molejon Trenching Continues to Encounter High Grade Gold

Vancouver, BC – August 4, 2005:  Petaquilla Minerals Ltd  (“PTQ” or the “Company”) today released another set of high grade trenching results, including assays of over 100 gr/t in the 244 area of the Main Zone, and said it expects that the upcoming drill program will add both ounces and grade to its published resource estimate.

Highlights from this round of trenching results:

•

Grades exceeding 100 gr/t Au obtained in the 244 Area of the Main Zone

•

244 Area completely mineralized with higher grade than previously indicated

•

51.50 meters @ 16.93 gr/t Au in 244 Area

•

99.00 meters @ 4.49 gr/t Au in Central Zone

•

31.45 meters @ 15.55 gr/t Au in Central Zone

•

65.50 meters @ 3.34 gr/t Au in NW Zone

•

13.30 meters @ 5.09 gr/t Au in Main Zone

Based on a 1995 report by SRK Consultants of Vancouver, BC (the “SRK Report”), the Molejon deposit contains 569,189 ounces of gold, consisting of probable resources of 5,032,870 tonnes at a grade of 2.81 gr/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 gr/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

The Company expanded the trenching program to Molejon’s Central and Main Zone after earlier success trenching the NW Zone (See Map on Web Site). The trenching program was initiated to generate a geological model for the high grade gold intersections encountered in the 1994-95 drill program.  Certain intersections from that drill program were difficult to interpret due to low core recoveries, or their occurrence in sludge samples taken while driving drill casing.

244 Area

The 244 Area is located in the Main Zone, and centered on a silicified hill approximately 45 meters in diameter at its base, 8 meters diameter the top, and 16 meters in height.

In 1994, Teck-Petaquilla collared a vertical drill hole (DDH-244) at the top of the hill, and intersected 29.60 meters of intense pervasive silica and Quartz Breccia. The hole was cased for the first 4.60 meters (sludge sampling returned up to 19 gr/t Au), with the interval 4.60 to 13.10 meters (57% core recovery) assayed 21.09 gr/t Au. These holes were drilled prior to the implementation of National Instrument 43-101 and the information is considered by the Company to be relevant and reliable. Assays were performed by TSL Laboratories of Saskatoon.

Contiguous channel sampling was completed along a section at the base of the hill, and a series of trenches were dug and sampled down the hill slope, with the object of confirming the gold grade potential indicated by DDH-244.

The results of the trenching confirm that the hill is completely mineralized, that the gold grade is higher than that suggested from the assays results of limited core recovery in the drill hole.  The trenching indicates that the mineralization extends beyond the hill, across the creek to the Northwest and up the adjoining hill to the Southeast.  (A 244 Area plan and sections will be posted on the Company’s website as soon as possible.)

244 Area Trench Results

(Sampling is contiguous in the trenches unless noted)

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-205	62.00	0.00 to 62.00	62.00 meters @ 12.97 gr/t Au
	including	0.00 to 30.00	30.00 meters @ 22.65 gr/t Au
TR-205A	27.40	0.00 to 27.40	27.04 meters @ 21.05 gr/t Au
	including	6.60 to 25.00	18.40 meters @ 29.94 gr/t Au
TR-205B	51.50	0.00 to 51.50	*51.50 meters @ 16.93 gr/t Au
	including	10.00 to 25.40	25.40 meters @ 28.32 gr/t Au
	with	11.0 to 12.50	1.50 meters @ 106.10 gr/t Au
		12.50 to 14.0	1.50 meters @ 101.31 gr/t Au
*NOTE 2 sections of the trench were not sampled because of poor accessibility (Creek Bed) A nominal gold assay of 0.00 gr/t was assigned to the intervals for the composite calculation.
TR-205C	12.00	0.00 to 12.00	12.00 meters @ 8.69 gr/t Au
TR- 205D	27.00	0.00 to 27.00	27.00 meters @ 8.95 gr/t Au
TR-140A	59.90	0.00 to 22.50	22.50 meters @ 6.95 gr/t Au
	including	7.50 to 18.00	18.00 meters @10.45 gr/t Au
TR-144C	12.10	0.00 to 12.10	12.10 meters @ 8.03 gr/t Au

Central Zone

Trenching was initiated along the projection of mineralization of the central zone to the surface.  Initial trenching was concentrated on an east-west trending ridge approximately 250 meters long and up to 16 meters in height.  The Central Zone ridge is situated 100 meters due north from the 244 Area.

Teck-Petaquilla drilled two vertical drill holes on the ridge in 1994, DDH-057 (45.0 meters @ 3.85 gr/t Au with 62% core recovery) and DDH-095 (20.50 meters @ 1.57 gr/t Au with 48% core recovery). These holes were drilled prior to the implementation of National Instrument 43-101 and the information is considered by the Company to be relevant and reliable. Assays were performed by TSL Laboratories of Saskatoon.

The trench results indicate strong continuity of mineralization, and a higher gold grade than the gold assays from the low recovery drill holes. The higher-grade mineralization encountered in the trenching suggests inclined drill holes could provide more representative gold assays for the mineralization of the ridge.

Because of these initial results, trenching will be expanded along strike on the ridge.

Central Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-135	26.00	0.00 to 26.00	26.00 meters @ 4.56 gr/t Au
TR-136	28.75	20.75 to 28.75	8.00 meters @ 2.56 gr/t Au
TR-136A	164.40	16.50 to 115.50	99.00 meters @ 4.49 gr/t Au
	including	66.00 to 70.50	4.50 meters @ 10.54 gr/t Au
		102.00 to 115.50	13.50 meters @ 18.07 gr/t Au
TR-147B	31.45	0.00 to 31.45	31.45 meters @ 15.55 gr/t Au
TR- 150A	67.50	9.00 to 19.50	10.00 meters @ 1.52 gr/t Au
		25.50 to 66.00	40.50 meters @ 1.45 gr/t Au

Northwest Zone

The current trenching program has exposed contiguous, insitu gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick.

Furthermore it should be noted that the Northwest Zone is located in a high relief area, and trenching is exposing the zone along hillsides and creek beds.  Because the zone is a hard, silicified band, hand trenching is exposing the erosion surface of the zone.  In most cases, the channel – chip samples follow the zone obliquely along strike or down dip.

These reported trenches are within 20 meters of trench results previously released, and were placed to test continuity of the high grade mineralization that was intersected in the initial trenching. The results indicate that there is continuity along strike.

Northwest Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-123B	65.50	0.00 to 65.50	65.50 meters @ 3.34 gr/t Au
	including	0.00 to 18.00	18.00 meters @ 6.81 gr/t Au
		*18.00 to 65.50	47.40 meters @ 2.02 gr/t Au
* Note Results were previously released in Petaquilla June 05 News Release
TR-169	31.50	0.00 to 31.50	31.50 meters @ 9.14 gr/t Au
TR-171	12.10	0.00 to 12.10	12.10 meters @ 8.03 gr/t Au
	including	0.00 to 7.50	7.50 meters @ 11.77 gr/t Au
TG-172	13.55	0.00 to 13.50	13.55 meters @ 4.63 gr/t Au
	including	0.00 to 6.10	6.10 meters @ 6.98 gr/t Au
TR-178	22.50	0.00 to 22.50	22.50 meters @ 6.71 gr/t Au
	including	13.50 to 22.50	9.00 meters @ 16.34 gr/t Au

Main Zone

Initial trenching has been initiated to the south and east of the 244 Area, to test the main ridge on the Molejon project (approximately 80 meters above the valley floor).

Trenches exposed Quartz Breccia and pervasive silica alteration, very similar to that encountered in the Northwest Zone.  It is postulated that the Main Zone is trending parallel to the ridge, and is orientated so that it is dipping down the slope surface of the ridge.  The trench composite lengths are an indication of mineralization continuity and are not are reflection of the true width of the zone.

The highest gold grade composites found in the trenches (TR-145 and TR-146) are located at the same elevation as the 244 Area.

Main Zone Trench Results

Trench	Trench Length (meters)	Composite Interval (meters)	Length of Composite with Gold Assay
TR-141	31.50	0.00 to 31.50	31.50 meters @ 1.06 gr/t Au
TR-144	45.00	14.20 to 45.00	30.80 meters @ 1.99 gr/t Au
TR-144A	39.40	4.50 to 27.70	23.20 meters @ 1.62 gr/t Au
TR-144B	67.55	0.00 to 22.60	26.00 meters @ 1.06 gr/t Au
TR-145	21.30	0.00 to 21.30	21.30 meters @ 2.78 gr/t Au
TR-146	13.30	0.00 to 13.30	13.30 meters @ 5.09 gr/t Au
TR-150B	109.50	10.50 to 34.50	24.00 meters @ 1.44 gr/t Au
		54.00 to 109.50	56.00 meters @ 1.42 gr/t Au

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards, with a sample length of 1.5 meters or geological break, (excluding a few samples in overburden).  Preliminary sample preparation is done on site under the guidance of Dr. Juan Caelles and Global Discovery Lab in Vancouver (“GDL”).  A 500-gram sample is shipped to GDL’s Vancouver laboratory where final sample preparation is completed and a 1-ton Fire Assay is performed.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Initial Trenching Summary for the Molejon Gold Project

Vancouver, BC – August 17, 2005:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) has now completed in excess of 4,700 meters of trenching, with 2,759 samples collected and assayed, on the Company’s advanced stage epithermal gold deposit in Panama.

Highlights from trenching results:

•

Grades in the Main Zone are higher than previously indicated.

•

The 244 Area of the Main Zone returned grades in excess of 100 gr/t.

•

The Northwest Zone has been expanded and is now over 340 meters across.

•

The NW Zone has returned grades in excess of 40 gr/t.

•

The Central zone has returned grades in excess of 18 gr/t.

•

New areas of mineralization have been discovered within the original pit boundaries.

Complete results were previously reported in news releases on March 4, March 30, May 24, June 23 and August 4, 2005.

The Company expects that the upcoming drill program will add both ounces and grade to its published resource estimate.

The trenching program was initiated to generate a geological model for the high-grade gold intersections encountered in a 1994-95 drill program and expanded to include Molejon’s Central and Main Zone after early success trenching the NW Zone.

538200Em
538400Em
538600Em
538800Em
539000Em
539200Em
539400Em
539600Em
973400Nm
973200Nm
973000Nm
972800Nm
972600Nm
972400Nm
N
SRK 1995
PIT DESIGN
NORTHWEST ZONE
CENTRAL ZONE
Drill Hole (DDH-244)
244 AREA
MAIN ZONE
LEGEND
Drill hole collar & trace
0
200 metres
PETAQUILLA
MINERALS LTD.
MOLEJON PROJECT
ZONE LOCATION PLAN
Aug 05

244 Area of the Main Zone

The 244 Area is located in the Main Zone and centered on a silicified hill approximately 45 meters in diameter at its base, 8 meters diameter at the top, and 16 meters in height.

Contiguous channel sampling was completed along a section at the base of the hill and a series of trenches were dug and sampled down the hill slope, with the object of confirming the gold grade potential indicated by drill hole DDH-244.

N
538880Em
538900Em
538920Em
538940Em
538960Em
972620Nm
972600Nm
972580Nm
TR-205
TR-205A
TR-205B
TR-205C
TR-205D
TR-144A
TR-144C
TR-140A
NS
Drill Hole
(DDH-244)
LEGEND
15.065 Gold Assay (g/t Au)
NS No sample taken
5 g/t Au
3 - 5 g/t Au
2 - 3 g/t Au
1.5 - 2 g/t Au
1.0 - 1.5 g/t Au
0.5 - 1.0 g/t Au
< 0.5 g/t Au
0
10 metres
PETAQUILLA
MINERALS LTD.
MOLEJON PROJECT
SURFACE TRENCH PLAN
OF 244 AREA
Aug 05

The results of the trenching confirm that the hill is completely mineralized and that the gold grade is higher than that suggested from the assay results of limited core recovery in the drill hole.  The trenching indicates that the mineralization extends beyond the hill, across the creek to the Northwest and up the adjoining hill to the Southeast.

Main Zone

Trenching was initiated to the south and east of the 244 Area, testing the main ridge of the Molejon project (approximately 80 meters above the valley floor).

Trenches exposed Quartz Breccia and pervasive silica alteration, very similar to that encountered in the Northwest Zone.  It is postulated that the Main Zone is trending parallel to the ridge and is orientated so that it is dipping down the slope surface of the ridge.  The trench composite lengths are an indication of mineralization continuity and are not a reflection of the true width of the zone.

The highest gold grade composites found in the trenches are located at the same elevation as in the 244 Area.

Central Zone

Initial trenching was concentrated on an east-west trending ridge approximately 250 meters long and up to 16 meters in height.  The Central Zone ridge is situated 100 meters due north from the 244 Area.

The trench results to date indicate strong continuity of mineralization and a higher gold grade than the gold assays from the low recovery drill holes. The higher-grade mineralization encountered in the trenching suggests inclined drill holes could provide more representative gold assays for the mineralization of the ridge.

Because of these initial results, trenching will be expanded along strike on the ridge.

Northwest Zone

The trenching program exposed contiguous, insitu gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick.

Based on a 1995 report by SRK Consultants of Vancouver, BC (the “SRK Report”), the Molejon deposit contains 569,189 ounces of gold, consisting of probable resources of 5,032,870 tonnes at a grade of 2.81 gr/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 gr/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards.  Laboratory results were divided between Acme Analytical Laboratories and Global Discovery Labs in Vancouver.

For Acme Laboratories, the channel samples were shipped directly to Acme Analytical Laboratories, Vancouver for sample preparation 1-ton gold fire assay, and multi-element ICP analysis.

With Global Discovery Labs, preliminary sample preparation was completed on site under the guidance of Dr. Juan Caelles and Global Discovery Labs in Vancouver (“GDL”).  A 500-gram sample is shipped to GDL’s Vancouver laboratory where final sample preparation is completed and a 1-ton gold fire assay is performed.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

August 17, 2005

Item 3.

News Release

The Company’s news release dated August 17, 2005, was disseminated by CCN Matthews on August 17, 2005.

Item 4.

Summary of Material Change

The Company announced the completion of over 4,700 metres of trenching and provided a trenching summary on the advanced stage epithermal Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 23, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Initial Trenching Summary for the Molejon Gold Project

Vancouver, BC – August 17, 2005:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) has now completed in excess of 4,700 meters of trenching, with 2,759 samples collected and assayed, on the Company’s advanced stage epithermal gold deposit in Panama.

Highlights from trenching results:

•

Grades in the Main Zone are higher than previously indicated.

•

The 244 Area of the Main Zone returned grades in excess of 100 gr/t.

•

The Northwest Zone has been expanded and is now over 340 meters across.

•

The NW Zone has returned grades in excess of 40 gr/t.

•

The Central zone has returned grades in excess of 18 gr/t.

•

New areas of mineralization have been discovered within the original pit boundaries.

Complete results were previously reported in news releases on March 4, March 30, May 24, June 23 and August 4, 2005.

The Company expects that the upcoming drill program will add both ounces and grade to its published resource estimate.

The trenching program was initiated to generate a geological model for the high-grade gold intersections encountered in a 1994-95 drill program and expanded to include Molejon’s Central and Main Zone after early success trenching the NW Zone.

244 Area of the Main Zone

The 244 Area is located in the Main Zone and centered on a silicified hill approximately 45 meters in diameter at its base, 8 meters diameter at the top, and 16 meters in height.

Contiguous channel sampling was completed along a section at the base of the hill and a series of trenches were dug and sampled down the hill slope, with the object of confirming the gold grade potential indicated by drill hole DDH-244.

The results of the trenching confirm that the hill is completely mineralized and that the gold grade is higher than that suggested from the assay results of limited core recovery in the drill hole.  The trenching indicates that the mineralization extends beyond the hill, across the creek to the Northwest and up the adjoining hill to the Southeast.

Main Zone

Trenching was initiated to the south and east of the 244 Area, testing the main ridge of the Molejon project (approximately 80 meters above the valley floor).

Trenches exposed Quartz Breccia and pervasive silica alteration, very similar to that encountered in the Northwest Zone.  It is postulated that the Main Zone is trending parallel to the ridge and is orientated so that it is dipping down the slope surface of the ridge.  The trench composite lengths are an indication of mineralization continuity and are not a reflection of the true width of the zone.

The highest gold grade composites found in the trenches are located at the same elevation as in the 244 Area.

Central Zone

Initial trenching was concentrated on an east-west trending ridge approximately 250 meters long and up to 16 meters in height.  The Central Zone ridge is situated 100 meters due north from the 244 Area.

The trench results to date indicate strong continuity of mineralization and a higher gold grade than the gold assays from the low recovery drill holes. The higher-grade mineralization encountered in the trenching suggests inclined drill holes could provide more representative gold assays for the mineralization of the ridge.

Because of these initial results, trenching will be expanded along strike on the ridge.

Northwest Zone

The trenching program exposed contiguous, insitu gold mineralization from within a meter of the surface in the Northwest zone.  The zone is now interpreted as a gently SW dipping tabular body of quartz breccia and quartz stock work veining, from 2 to 5 meters thick.

Based on a 1995 report by SRK Consultants of Vancouver, BC (the “SRK Report”), the Molejon deposit contains 569,189 ounces of gold, consisting of probable resources of 5,032,870 tonnes at a grade of 2.81 gr/t for 454,803 ounces of gold and possible resources of 956,300 tonnes at a grade of 3.72 gr/t for 114,386 ounces of gold. These resources, if reported by today’s standards, would be defined as an inferred resource. We have reviewed the data from the report, and consider the estimate of the resource to be relevant and reliable.

David Nowak, (P.Geo.), has reviewed the technical data, and is the Qualified Person under the definition of Canadian National Instrument 43-101.

All samples were collected in accordance with industry standards.  Laboratory results were divided between Acme Analytical Laboratories and Global Discovery Labs in Vancouver.

For Acme Laboratories, the channel samples were shipped directly to Acme Analytical Laboratories, Vancouver for sample preparation 1-ton gold fire assay, and multi-element ICP analysis.

With Global Discovery Labs, preliminary sample preparation was completed on site under the guidance of Dr. Juan Caelles and Global Discovery Labs in Vancouver (“GDL”).  A 500-gram sample is shipped to GDL’s Vancouver laboratory where final sample preparation is completed and a 1-ton gold fire assay is performed.  Samples submitted included duplicates, blanks and standards, following industry established quality control practices.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.